Duck Creek Technologies, Inc.

22 Boston Wharf Road, Floor 10

Boston, MA 02210

August 13, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jeffrey Kauten

Staff Attorney

Re:	Duck Creek Technologies, Inc.

Registration Statement on Form S-1

File No. 333-240050

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Duck Creek Technologies, Inc. hereby requests that the effective date of the above referenced Registration Statement to be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on August 13, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3259 and that such effectiveness also be confirmed in writing.

Very truly yours,

DUCK CREEK TECHNOLOGIES, INC.

By:	/s/ Michael Jackowski
	Name:	Michael Jackowski
	Title:	Chief Executive Officer

cc:	Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Issuer’s Acceleration Request]